

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2014

Via E-mail
John P. Tavlarios
President and Chief Executive Officer
General Maritime Corporation
299 Park Avenue, Second Floor
New York, NY 10171

>   **Re: General Maritime Corporation**
>   **Draft Registration Statement on Form S-1**
>   **Submitted November 12, 2014**
>   **CIK No. 0001443799**

Dear Mr. Tavlarios:

        We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. You state on page 25 that, although your charters contain restrictions prohibiting your vessels from entering countries or conducting trade prohibited by the United States, there can be no assurance that, on your charterers' instructions, your vessels will not call on ports located in countries such as Cuba, Iran, Sudan and Syria. It is not clear from the disclosure whether any of your vessels have, in fact, called on ports in those countries. In this regard, you state on pages 38 and 123 that your customer Unipec accounted for 12.2% of your voyage revenue during 2013, and we note a publicly available article stating that Unipec ships nearly all of the Iranian crude oil imported into China.

    As you know, Cuba, Iran, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any contacts with Cuba, Iran, Sudan and Syria since your letter to us dated June 14, 2011, whether through subsidiaries, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Cuba, Iran, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Prospectus Cover Page

4. Please revise to annotate that you will include the "date of the prospectus." Refer to Item 501(b)(9) of Regulation S-K.

Summary, page 1

Our Company, page 1

5. Please include a brief discussion of your net losses for the most recent interim and audited periods and your substantial indebtedness in this section. We note, for example, the last risk factor on page 34 and the risk factor on page 43.

6. We note your disclosure that you are a leading provider of international seaborne crude oil transportation services. Please revise to disclose how you measure your leadership position.

7. Please refer to the VLCC newbuilding chart on page 3. Please revise to disclose the associated deposits and remaining aggregate purchase price for the VLCCs in your newbuilding program. Consistent with your disclosure on page 5 that you could finance the remaining purchase price through senior secured debt, please briefly discuss your plans to obtain the required funds.

Business Opportunities, page 4

8. Please define the term "OECD" here or include its definition in the glossary.

Our Competitive Strengths, page 5

Vessel employment strategy, page 5

9. We note your disclosure that you "presently employ 24 of [your] 25 vessels in the spot market (either directly or through the Unique Tankers pool) or on short-term charters, which [you] believe positions [you] to benefit as charter rates improve." Please revise to add balancing language that spot market or short-term charter employment will also subject your vessels to downside if and to the extent vessel charter rates decrease.

Strong customer relationships, page 6

10. We note your disclosure that you have "strong relationships with [your] customers, which include major international oil companies and commodities trading firms such as BP, Chevron Corporation, Clearlake, Exxon Mobil Corporation, Petrobas, S-Oil, Shell, Valero and Vitol." We also note that the majority of your vessels are employed in the Unique Tankers pool. Please revise to disclose the percentage of revenue or pool revenue derived for each of the above mentioned customers for the most recent audited period.

11. We note that your vessels are currently the only vessels in the Unique Tankers pool. Please revise the last sentence to clarify that fact.

Our Shareholders, page 8

12. Please revise to discuss the material governance arrangements with your principal shareholders. We note your disclosures on pages 48 and 147.

Risk Factors, page 17

13. We note your disclosure in the "Attorneys' Fees in Stockholder Actions" section on page 163 that your amended and restated bylaws will include a fee-shifting provision related to unsuccessful stockholder actions. Please revise to include a risk factor identifying the fee-shifting provision and discussing the risk that the provision could have the potential effect of discouraging shareholder lawsuits.

Our current credit facilities and the note purchase agreement for the senior notes, page 45

14. We note your disclosure in the third paragraph that your current credit facilities require you to comply with certain collateral maintenance and financial covenants. We also note your disclosure in the fourth paragraph that you have obtained certain waivers in the past. Please revise to describe the waivers related to your collateral maintenance or financial covenants that you have obtained under your credit facilities.

Management's Discussion and Analysis of Financial Condition, page 67

15. We note that you have presented combined results of operations for the 2012 successor and predecessor periods. This supplemental disclosure is generally not appropriate as the periods being combined are not prepared on a comparable basis due to the change in basis in the financial statements associated with fresh start accounting. Explanations of reasons for changes between periods may include discussion of changes arising from the restructuring. Please revise.

Six Months Ended June 30, 2014 Compared to the Six Months Ended June 30, 2013, page 70

Voyage Revenues

16. We note that voyage revenues were affected by a decrease in total operating days due to an above average number of scheduled drydockings. Please expand your discussion to explain the reason for the increase in the number of scheduled drydockings.

Business, page 112

Our Charters, page 119

17. We note that two of your vessels are operating under long-term and short-term charter contracts. Please revise to define your "short-term" and "long-term" charters.

Management, page 139

Our Current Directors, Executive Officers and Significant Employees, page 139

18. Please reconcile your disclosure in this section with the disclosure contained in the Board Designees section on page 157. It appears that this section does not identify or include the business experience of your current directors as required by Item 401 of Regulation S-K. Please also revise the signature page accordingly.

Composition of our Board Upon Consummation of this Offering, page 139

19. We note that certain individuals will agree to serve as directors effective as of the closing of this offering. Please file consents for such individuals as required by Rule 438 of the Securities Act of 1933.

Description of Our Capital Stock, page 160

Attorneys' Fees in Stockholder Actions, page 163

20. Please expand the discussion of the fee-shifting provision to be included in your amended and restated bylaws. Specifically, please discuss the following:

- Actions covered: the types of actions that would be subject to fee-shifting under the provision;

- Standard required: the level of recovery required in the lawsuit to avoid fee-shifting (e.g., does a plaintiff have to "substantially achieve" the recovery sought or obtain the complete recovery sought; and if the former, what "substantially achieve" means);

- Persons covered: who is subject to the provision (such as former or current shareholders, their legal counsel, expert witnesses or others), as well as who would be allowed to recover their fees and expenses (such as directors, officers, affiliates); and

- Current offering: discuss in the risk factor whether you intend to apply the fee-shifting provision to the current offering.

    Finally, to the extent your amended and restated bylaws will not be filed as an exhibit with the next amendment, please provide us with the text of this bylaw provision.

Financial Statements

Note 2: Chapter 11 Reorganization, page F-23

21. Please disclose all significant assumptions used in determining the valuation amounts for the fresh start adjustments as well as the other disclosures required by ASC 852-10-50-7(c).

Note 4: Goodwill, page F-24

22. We note an impairment charge to goodwill for $89 million in the year ended December 31, 2012. Please explain to us and disclose in accordance with ASC 350-20-50-2(a) the factors that changed during the seven months after the initial valuation of goodwill recorded as a result of your fresh-start accounting and whether these factors existed in the seven months prior.

Financial Statements for the interim period ended June 30, 2014

Note 5: Vessel Held for Sale and Vessel Impairment, page F-67

23. We note that a vessel impairment charge of $6.3 million was recorded in the six months ended June 30, 2014 relating to a suezmax vessel that was classified as held for sale. Please tell us and disclose in accordance with ASC 360-10-50-2(a) what events and circumstances changed since the valuation performed in May 2012 resulting in the decline in fair value.

Note 6: Construction in Progress, page F-67

24. We note that the purchase price of $163 million relating to the "SPV Stock Purchase" includes aggregate yard payments previously paid of approximately $90 million. We note that the total purchase price has been allocated to construction in progress. Please tell us what the $73 million (difference between the purchase price and the yard payments) represents and why you have classified the amount as construction in progress.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Thomas E. Molner, Esq.
        Kramer Levin Naftalis & Frankel LLP